FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (the "Company” or “Telefônica Brasil”), pursuant to and for the purposes of CVM Instruction No. 358/2002, as amended, and in continuation of the Material Facts disclosed on March 9, 2020, and August 13, 2020, as well as the Market Release published on August 6, 2020, hereby informs the shareholders and the market in general that, on the date hereof, the Extraordinary General Meeting of the Company (the "EGM") approved: (1) the conversion of all the preferred shares issued by the Company into common shares, in the proportion of one (1) common share for each one (1) preferred share and its implementation by the Company's officers (the "Conversion"); and (2) the amendment and/or exclusion of article 4, head paragraph and paragraphs, article 5, head paragraph, article 7, head paragraph and sole paragraph, article 9, head paragraph and sole paragraph, article 10, head paragraph and subsections (i), (ii), and (iii) and article 14, head paragraph, of the Company's Bylaws; and (3) the amendment and restatement of the Company's Bylaws.

Also, on the date hereof, the Special General Meeting of the Company's Preferred Shareholders (the "AGESP") ratified: (i) the Conversion; and (ii) the amendment of article 9, head paragraph and sole paragraph, of the Company's Bylaws, pursuant to article 136, first paragraph, of Law No. 6,404/76 (the “Brazilian Corporations Law”).

The ratification of the Conversion by the AGESP assures holders of preferred shares issued by the Company who dissent from the resolution passed at the AGESP, therefore, to the right to withdraw, pursuant to article 137, subsection I, of the Brazilian Corporations Law. The shareholders dissenting from the resolution passed at the AGESP, therefore, have the right to withdraw from the Company, with reimbursement of the value of all of a portion of their shares, to be calculated based on the equity value per preferred share issued by the Company, within thirty (30) days from the publication of the minutes of the AGESP.

The right to withdraw may be exercised by the shareholders who are proven to hold, on an uninterrupted basis, shares issued by the Company since March 9, 2020 (inclusive), the date of disclosure of the Material Fact that initially dealt with the Conversion, until the date of effective exercise of the right. Thus, for purposes of clarification only, investors who have acquired preferred shares issued by the Company as of March 10, 2020 (inclusive) do not have the right to withdraw as a result of the Conversion.

The reimbursement amount per preferred share to be paid as a result of the exercise of the withdrawal right, calculated based on the Company's shareholders' equity in the financial statements for the fiscal year ended December 31, 2019, duly approved by the Company's Ordinary General Meeting held on May 28, 2020 (the “OGM"); and (ii) the number of common and preferred shares, excluding treasury shares, corresponds to forty-one Brazilian Reais and seventy-two cents (R$ 41.72) per share. From the reimbursement amount per share an amount

TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

equivalent to the complementary dividends declared by the Company at the OGM shall be deducted, as the amount of the dividends declared are included in the profit account and, therefore, the equity value per share on December 31, 2019. Considering that the Company's capital stock was divided into one billion, six hundred and eighty-eight million, six hundred and ninety-three thousand, seven hundred and seventy-six (1,688,693,776) shares (adding common and preferred shares together and excluding shares in treasury), the reimbursement amount to be paid to the dissenting shareholders corresponding to the adjusted equity value is forty Brazilian Reais and thirty-eight cents (R$ 40.38) per preferred share.

For purposes of clarification, the right to reimbursement may be exercised by preferred shareholders who, in relation to the ratification of the Conversion at the AGESP, (i) did not vote in favor of the matter; (ii) abstained from voting on the matter, or (iii) did not attend the AGESP.

Telefônica Brasil shall publish a Notice to Shareholders containing the terms, conditions, and deadlines for the exercise of the withdrawal right by the holders of the Company's preferred shares who do not agree with the resolution passed at the AGESP.

Finally, the Company states that, for effective implementation of the Conversion, a voting agreement was executed by and among the shareholders Telefónica S.A., Telefónica Latinoamérica Holding, S.L., SP Telecomunicações Participações Ltda., and, as intervening and consenting party, the Telefônica Brasil, in order to comply with the provisions of items a.1 and a.2 of ANATEL Appellate Decision No. 430, of August 11, 2020.

The Company further reports that the Conversion approved on the date hereof is effective immediately and, for this reason, all the shares issued by it have, as of the date hereof, the same treatment, regardless of the ticker under which they will be traded until the Conversion is formalized. We will keep shareholders and the market duly informed regarding the implementation of the Conversion reported in this Material Fact.

São Paulo, October 1, 2020.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil - Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 1, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director